2008 Annual Report

ciber


UNITED STATES
NEW ZEALAND
AUSTRALIA
CHINA
INDIA
RUSSIA
FINLAND
SWEDEN
CANADA
SPAIN
UNITED KINGDOM
NETHERLANDS
SWITZERLAND
GERMANY
ciber

Assembling The Pieces For Global IT Solutions

ciber 2008 Annual Report

About the Cover

The glass mosaic on the cover is a reflection of CIBER's continued growth as a multi-faceted global IT solutions company. CIBER clients enjoy a complete spectrum of integrated enterprise-wide solutions designed to help them be successful in real-time — today and tomorrow.



Table of Contents

Financial Highlights 1

Letter to Our Shareholders 2

U.S. Commercial 5

Global Solution Centers 7

IT Outsourcing 8

CIBER Europe 9

U.S. ERP 14

State & Local Government 16

Federal Government 18

Financials 20

Board of Directors / Officers 25

Offices 27

Additional Information 28

Building The Brand

TV Advertising



"Mr. i" continued to build the CIBER brand on a variety of cable and network TV spots across the United States. The commercials were placed on top news and financial channels, including CNN and MSNBC.

Airport Advertising



ciber
Domestic and Global IT Projects
Tired of the other names?
Finally, want On-Time,
and On-Budget?
EVERYWHERE · EVERY WAY · EVERY DAY
www.ciber.com/ontime

CIBER continued its strategy of presenting branded messages to corporate business travelers. These large banner advertisements were strategically placed in three major US airports around the country.

Sports Advertising



2008 marked another year for CIBER sports sponsorship with arena advertising on the home ice of the Colorado Avalanche, the Detroit Red Wings and the Washington Capitals.

Financial Highlights

	Year Ended December 31,				
In thousands, except per share data	2004	2005	2006	2007	2008
Operating Data:					
Revenue	$ 843,021	$ 956,009	$ 995,837	$ 1,081,875	$ 1,191,567
Amortization of intangible assets	$ 4,214	$ 5,958	$ 5,930	$ 5,820	$ 6,274
Operating income	$ 51,268	$ 46,656	$ 45,040	$ 54,521	$ 53,938
Net income	$ 29,701	$ 24,707	$ 24,735	$ 29,026	$ 29,956
Cash net income[1]	$ 32,314	$ 28,520	$ 29,820	$ 34,694	$ 36,825
Earnings per share – diluted[2]	$ .45	$ .38	$ .40	$ .47	$ .50
Cash earnings per share – diluted[1] [2]	$ .48	$ .44	$ .48	$ .56	$ .61
Share Data:					
Weighted average shares – diluted[2]	74,642	68,296	62,357	61,924	60,389
Shares outstanding at end of period	62,542	62,047	61,753	61,207	60,085
Share price at end of period	$ 9.64	$ 6.60	$ 6.78	$ 6.11	$ 4.81
Balance Sheet Data:					
Current assets	$ 274,881	$ 275,492	$ 284,142	$ 334,203	$ 309,431
Total assets	$ 758,672	$ 744,567	$ 779,679	$ 849,113	$ 797,520
Total current liabilities	$ 136,010	$ 128,110	$ 143,385	$ 155,715	$ 141,443
Total liabilities	$ 377,132	$ 365,030	$ 362,309	$ 392,090	$ 341,441
Total shareholders' equity	$ 377,663	$ 376,607	$ 416,122	$ 454,559	$ 452,430
Other Data:					
Revenue growth	21.8%	13.4%	4.2%	8.7%	10.1%
Operating income margin	6.1%	4.9%	4.5%	5.0%	4.5%

[1] Cash net income equals net income plus tax adjusted amortization expense and FAS123R (share based compensation).

[2] The effect of EITF 04-8, adopted effective December 2003, which increased net income and shares outstanding when computing reported EPS, was reduced to 70% implication in January 2005 and eliminated in July 2005.


Revenue
$ Billion
1.1
1.0
.9
.8
.7
.6
.5
2005
2006
2007
2008
Net Income
$ Million
30
25
20
15
10
5
0
2005
2006
2007
2008
GAAP EPS
$ Actual
.50
.45
.40
.35
.30
.25
.20
2005
2006
2007
2008

ciber To Our Shareholders

According to *Dictionary.com*, synonyms for "poignant" are "agitating, agonizing, distressing, disturbing, heartbreaking, intense, perturbing, piteous, sad, upsetting," and a few more such words.

Introduction

It is a pleasure to report our consolidated results for fiscal 2008 to you. We have demonstrated continued increases in revenue, net income and earnings per share. (See page 3 inset table.)

Our long term commitment to global leadership in the IT services industry continues. Our diversified portfolio of services, worldwide presence, great employees and distributed vertical client base are the hallmarks of our success and the foundation of our future.

During 2008, we continued to consolidate leadership in our fragmented marketplace, including investments in our IT Outsourcing (ITO) Division, by securing and building out data centers at vital landing points for trans-oceanic cables in the UK and Spain.

We also made investments in strategic acquisitions, first in Norway (Insync) in April 2008, then in India (Iteamic) at the outset of 2009. The talent and leadership in each was terrific – welcome, all.

Our priorities at this point are the continuing improvements in our U.S. SAP Practice, re-establishing growth in our Federal Government Division, and weathering the economic threats brought upon by global financial market havoc, including credit constriction, unemployment, spending curtailments, sovereign GDP concerns, and the currency flight to the U.S. dollar. There are more.

2008 was a poignant year: Revenue was up 10%, EPS was up 6%, operating cash flow was huge, shares outstanding decreased, and debt decreased 20%; yet the stock price fell 21%.

Financial Recap

Revenue for 2008 was $1.19 billion, a healthy 10% increase over $1.08 billion for 2007. Organic growth represented approximately 2/3 of this 10% increase, with acquisitions contributing circa 1/6, and foreign exchange rates adding the other 1/6. Net income grew to $30 million, with major contributions coming from the European and U.S. Commercial Divisions.

Earnings per share grew 6%, to 50¢. The improvement in EPS was in part tied to returning money to shareholders through treasury share purchases at prices the company believed to be favorable.

Our cash flow from operating activities (see page 23) was a very robust $91 million for 2008. Four times 2007 results. With 60.4 million shares outstanding (diluted), this was over $1.50/share, and over 30% of the year end share price.

We also succeeded in 2008 in reducing our long term debt outstanding by $36 million (~18%) over the course of the year, no small feat with all the growth, M&A activity and economic tumult. We also replaced our convertible debt with a bank group facility.

After the end of 2008, we issued eight million shares at an unattractive low price, but necessary to satisfy a bank agreement covenant that was tightening by 22% over 2009. Issuing the shares was a better choice than paying the bank several million dollars of extra fees and interest expense for their covenant loosening, and to endure more tightening of other covenants.

Sadly, our price/earnings (P/E) ratio fell for the fourth time in five years, and was 9.6x at year end, despite 15% compound average earnings growth since 2002. It has fallen further since 2009 began. We can only hope for more rational capital markets quickly.

Operational Highlights

Our U.S. Commercial Division posted impressive gross margin results as it continues to switch more and more to "solutions" and "project level" engagements. Our new structure in India also bodes well for these complementary teams.

Europe's growth (30% top-line, with 22% organic) in 2008 was stellar. Imbedded Eastern Asia & Pacific operations contributed as well. Great leadership and distributed Country Manager and consultant level talent, envied by our competition, were the key to this success.

Our U.S. Public Sector Divisions, State & Local and Federal, held up reasonably well, but headwinds were brisker here than elsewhere in our model. We completed our largest project ever, the $60 million Pennsylvania Turnpike ERP implementation, on time and on budget; a $19 million 5-year maintenance add-on award followed. We made progress in "vertical expertise" strengths, particularly in our Federal Division positioning towards more "prime" contracting.

Minor tweaks at CIBER are continuous, but bigger changes occurred in 2008 in our U.S. SAP Practice, to both improve results and position it to be combined in September with all CIBER SAP activities in our first ever Global Practice. We are very encouraged for the future in this borderless endeavor.

Our U.S. ERP Practices other than SAP, namely Oracle and Lawson, had a very nice 2008 and are encouraged for 2009. We are preeminent in multiple industry verticals in these Practices, and deep rooted, quality leadership and consultants are the foundations of this success.

Scorecard 2008

$ Million *(except share data)*

Growth:	2007	2008
Revenue	$1,082	$1,192
Revenue Δ	9%	10%
Net Income	$ 29.0	$ 30.0
Net Income Δ	17%	3%
Diluted Shares	61.9	60.4
EPS	$ .47	$ .50
EPS Δ	18%	6%
Stock Price*	$ 6.11	$ 4.81
Stock Price Δ	-10%	-21%

*@ Dec. 31

Strategy

On the one hand, we are market driven, i.e., it is strategic to sell "what customers are buying" today. On the other hand, our industry rewards early mover status in various technological activities that end up scaling and becoming mainstream. Good examples (over time) include SAP, PeopleSoft, .Net, JAVA, and web services. Failed examples, mainly forgotten, include ERP players that have perished and tomorrow's bugled "panacea" companies (remember the dotcoms and ASPs, e.g.).

A vital part of our recent strategies has been international expansion. Now in 18 countries with over 1/3 of our business outside of North America, we are addressing the enterprise-wide and multi-border and shore needs of our clients – a compelling reason they choose CIBER.

While we will change every year, we must do so – our environment does and so shall we.

We are pleased with our positioning, with specific references to our diversified business model, our technical skills, our geographic diversity, and great talent.

To remain compelling to our clients, we need to add value to their internal organizations. Our 96%+ customer satisfaction rating again in 2008, by an external, independent surveyor, attests to our continuing "strategic" successes.

Specialists who are committed to excellence, willing to lead, and have a passion to effect change.

Outlook

Early 2009 has been a pause for global economic conditions, as was 4Q08. We have an expression at CIBER, "go to reality and get optimistic – but start at reality". We believe we will progress in 2009, albeit the strength of the U.S. dollar will diminish the appearance of international successes as we translate their results into dollars. For example, international operations could grow yet appear smaller, a misleading conclusion. But, that may be reality.



Pictured above, left to right:
Mac Slingerlend
Peter Cheesbrough
Bobby G. Stevenson

In Conclusion, Our People

- We welcomed several new leaders in 2008, including:
  - Jay Wheeler, VP/U.S. SAP Delivery & Coordination
  - Tom Augustine, VP/U.S. SAP Public Sector Practice
  - Anthony D'Ambrosi, VP/C.O.O. for our IT Outsourcing Division
- We say thanks and good-bye to George Sissel for 6 years on our Board of Directors, retiring from the Board in May 2009.
- And, most importantly, we thank all of our employees, and their families for lending them to us, for their commitment and contributions to CIBER.

Without Further Ado

We enter 2009 with a colorful business model, which we depicted this year as an attractive array of stained glass art: collected, assembled, ready to impress and inspire.

Our opportunities are scaling. Our model is superior. Our delivery is sensational. And, our intent to grow shareholder value is unabated.

Thank you, our shareholders, for your support. For you, we have grown revenue, income, cash flow, employees, services, and CIBER overall, creating a world class competitor of scale. (Please read on for more details of our operations.)

Thank you.



Mac Slingerlend

ciber U.S. Commercial Division

2008 proved to be a very successful year for CIBER's U.S. Commercial Division. Significant increases in our financial metrics, and enhanced offerings from our Strategic Practices – all while retaining excellent client satisfaction – were achieved. Specifically, our revenue increased 6% organically year-over-year; and more importantly, great delivery and an eye on costs led to our operating contribution increasing over 25%.



We firmly believe that our integrated delivery model, with its focus on client presence through each of our local offices, the expanded expertise and capability of the Strategic Practices, and the seamless lower cost delivery from Global Solution Centers, has been the key to our differentiation in the marketplace.

During the year we focused on adding to our outsourcing capability and created a new national team to support our branch operations on large and complex opportunities. This integrated approach (branches, practices and global solutions centers) gave us the added edge to win more annuity business.

We will continue building on this model through 2009, and growing these capabilities with added focus on key vertical expertise in Energy and Utilities, Wireless, Healthcare and Manufacturing.

Strategic Practices

Our **Enterprise Application Integration (EAI) Practice** provides clear and distinct differentiation in today's solution-crafting techniques and leading edge solution sets. Extensions of the core delivery areas were added in our India delivery center so that we could deliver seamless access and resources on a lower cost basis. This Practice trebled in size in 2008, supplying the right capability at the best value possible for our customers.

These core competencies are integrated throughout all of our Practices:

IT Strategy

IT Consulting, Planning, Portfolio Rationalization, Consolidation and Virtualization

Architecture

Enterprise Architecture, SOA, EAI and Web Services

B I

Business Intelligence, Data Warehousing, Data Governance and ETL

Agile

Agile methodology, frameworks and coaching for application development and deployments

Security

Event management, industry-specific regulatory risk and compliance services

Our **Security Practice** expanded its capabilities for security outsourcing to include 24x7 security event management and security operations, doubling CIBER's base of outsourced security services. The Practice also matured its risk and compliance management offering, adding the Payment Card Industry Qualified Security Assessor Company (PCI QSAC) certification and expanding third party risk management services. Our current security services include Application Risk Management, Third Party Risk Management, Compliance Management, Security Assessment/Testing, ERP Security, Information Security



Men Of Vision

Italian inventor Salvino D'Armate is credited with inventing the first wearable eyeglasses in the late 13th century. The first eyeglasses only corrected farsightedness. It was 200 years until lenses to correct nearsightedness were invented. In 1784, American scientist Ben Franklin invented bifocals. Because he was both near and far-sighted, Franklin wanted to avoid having to always switch between two pairs of glasses.

Outsourcing, Business Continuity/Disaster Recovery, and Emergency Management.

Our **Application Outsourcing Practice** has jelled around understanding our customer's need to optimize delivery in tougher economic times. Clients are finding our thorough understanding of their environments a CIBER differentiator in competitive decision making.

Quality delivery execution – beyond just on-time and on-budget – continues to be the mantra for excellence in IT services. Our **Center for Project Performance** led CIBER's advancement in ensuring quality delivery to our clients in 2008. With an emphasis on project management methodology, training, certification and education, the Center played a hands on leadership role in all major engagements from proposal and statement of work stages through implementation and deployment.

Clients' satisfaction continues to be a major driver of our 90%+ client retention. A 2008 customer satisfaction survey conducted by Atlanta-based Specifics, Inc.—an independent market research firm—indicates 96% of clients said they would unequivocally use CIBER again, and 97% would unequivocally recommend CIBER to a colleague.

In addition, *The Black Book of Outsourcing*, a customer experience survey analyzing more than 4,000 outsourcing vendors, ranked CIBER #10 among the "best managed" outsourcing vendors worldwide.

CIBER also ranked first in several IT outsourcing categories serving the mid-tier market including:

- #1 - Infrastructure Outsourcing
- #1 - Utilities
- #1 - Help Desk & Desktop Management
- #1 - Federal Government
- #1 - Higher Education and K-12
- #1 - Hospitality & Leisure
- #1 - State and Local Government

The economic recession means many of our clients are looking at ways to reduce spending, do more with less. CIBER's full solution capabilities in outsourcing, our flexible approach, local accountability and affordable positioning, will help us be resilient in these tough economic times. If our early 2009 pipeline is an indication, CIBER can emerge from this recession by penetrating deeper and wider in our current client base, adding new clients looking for an intelligent alternative to existing partners.



Left to right:
James Miller, Sales Director, CIBER; Paul T. Stoddard, Chief Information Officer, HealthNow New York, Inc.; David A. Szabad, Director, Application Systems, HealthNow New York, Inc. Constantin Mihaila, Director of Operations, CIBER; Daniel J. Diefendorf, Vice President / Area Director, CIBER

HealthNow New York, Inc. – BCBS Western New York

HealthNow New York, Inc., headquartered in Buffalo, New York with annual revenue exceeding $2 billion, is one of the leading healthcare companies in Upstate New York. Serving as the parent company of Blue Cross Blue Shield of Western New York, HealthNow provides access to quality healthcare and innovative wellness solutions for more than 815,000 members.

In 2008, HealthNow experienced a significant increase in demand for strategic business and IT projects straining their existing resources. HealthNow asked CIBER to create a team to mirror their existing support team, thereby allowing HealthNow's current staff to be redeployed to these strategic projects.

CIBER's team of talented professionals with strong healthcare expertise used its unique methodology, approach, and best practices to provide HealthNow with the full range of IT application and value-added services.

ciber Global Solution Centers

2008 (and early 2009) was a defining year for our **Global Solution Centers (GSC),** with the **expansion** of our operations in India. The January 2009 acquisition of Iteamic Pvt. Ltd. helped fortify our on-site management team as well as bring new clients into CIBER's fold. The Iteamic executive team brings a new vibrancy to our existing delivery organization and has provided us with a strong yet innovative group of professionals who fit well in our core competencies delivered from India.



India GSC

Our new President in India, Raghurama Kote (picture inset), has an impressive track record and comes to CIBER with a similar philosophy of maintaining a "people" based environment that will be conducive to growth for all our employees in India. Kote's leadership will only enhance our ability to attract and retain top talent. CIBER India's retention rate for employees is significantly better than the industry average. We look forward to his leadership and insight in making this vital component of our business model a continued success.



Raghurama Kote
President, CIBER India

U.S. GSC

We've expanded our U.S. Global Solution Centers as part of our overall integrated global delivery capabilities. Many of our engagements include "follow-the-sun" delivery with on-site, off-site domestic and off-shore delivery components.

In Tampa, Fla., our delivery facility serves clients needing legacy migration and mainframe application services.

Our GSCs in the U.S. now include facilities in Pittsburgh and Orlando, where we offer additional alternatives to on-site or off-shore delivery. Web content, with a focus on greater frequency of product recognition and site routing, are hallmarks of these centers.

The EAI, Security and Application Outsourcing Practices, along with our ITO Division, have established seamless supporting capabilities at our GSCs and our delivery potential will be more than double in 2009.

With the combination of Iteamic and the recent build-out of our practices and core capabilities in India, we believe that we are well positioned to support our U.S.-based delivery teams with value-add bandwidth and continue to provide a quality service at compelling values and lower risk to all our customers.

ciber IT Outsourcing Division



The ITO Division of CIBER has been growing and expanding dramatically over the last several years, solidifying our position as a top choice for the upper mid-tier and tier one marketplace, coupling a robust set of mature offerings that span the entire value chain of IT infrastructure, operations and application management services with a flexible governance and commercial engagement model. CIBER's ITIL and ITSM compliant processes, investments in talent, tools, and management platforms, and broad geographic footprint enable high quality, global delivery on a 24x7 basis.

We aggressively expanded our direct-selling model by implementing a progressive, branch led field sales program that resulted in increased wins while enabling us to further focus on extending our service offering portfolio and delivery capabilities. In 2008, we were able to significantly grow our help desk business, our data center footprint, our India-based delivery operations and our global managed services platforms, become SAP Global Hosting and Global Application Partners, and increase our international business in Europe!

As a result of our progress and customer commitments, CIBER's IT Outsourcing Division has been recognized. (Please note the accolades on page 6, where we consolidated our *Black Book of Outsourcing* rankings!)

We enter 2009 with strong momentum and a very competitive market position, continuing to expand our reach globally and domestically with a solid leadership team to service the growing demands of the market. We are well positioned to serve businesses across the world that are either new to outsourcing or are experienced in outsourcing IT operations.

Our flexible business model is aligned with our clients' requirements and services in their local markets. In short, we continue to prosper in the current difficult economic climate, gaining market share by providing high-value, low-cost outsourcing alternatives to our clients.



Communicating Through Glass At The Speed Of Light

When one uses the phone, watches cable, or surfs the Internet, chances are it's via fiber optics. Fiber optic fibers are long strands of optically pure glass as thin as a human hair. Hundreds of thousands of these fibers are bundled to carry digital information over long distances at the speed of light. Compared to conventional copper wire, fiber optics transmit more information, much faster and with far greater clarity.

ciber Europe

CIBER's European business units, including Asia Pacific operations, achieved revenues over $400 million in 2008 and accounted for 35% of CIBER's worldwide revenue, up from $320 million and 30% in 2007, respectively. Our revenue grew as a result of consistently strong performances across our geographies. The number of CIBER Europe employees grew by over 10% during 2008, all billable consultants.



An Evolving Strategy for Growth

Our growth strategy over the last few years now has us positioned competitively in our chosen markets in Europe and Asia Pacific. We continue to make considerable progress in our ambition to offer a range of service and solution offerings that are consistent across geographies. We persist in executing our evolutionary strategy, adding more services to existing markets, looking to make 'in-fill' acquisitions in existing geographies, and continually monitoring the market to identify opportunities to take our services into new geographies. Combined with good local account management, we have successfully demonstrated our ability to leverage CIBER's global distributed delivery capabilities to find the right solution for our clients.

The decision to focus on delivering ERP solutions has fueled our growth to where ERP solutions now account for almost 70% of our business, the vast majority of this being SAP-related work.

We employ outstanding consultants who possess deep subject matter expertise in specific vertical industry sectors. Excellent feedback from our clients demonstrates the value they perceive in dealing with a company that offers market knowledge and a strong track-record.

Our go-to-market approach has become focused increasingly around key vertical industry sectors. We are particularly strong in the following industries: Manufacturing, Chemical and Pharmaceutical, Retail, Healthcare, Energy and Utilities, Public Sector, Publishing and Media.

During 2008 we took great strides to offer a comprehensive range of services to support the full IT solution lifecycle. We have enjoyed considerable success with the introduction of outsourcing and hosting services, and expect these to become an increasingly important element of our services portfolio in the future.

To support this we have added two operational data centres, in the UK and in Amsterdam, in addition to a Disaster Recovery facility in Bilbao, Spain.



Glass As Elegance

Louis Comfort Tiffany (1848-1933), a leading figure of Art Nouveau, is especially admired for his stained glass windows and lamps, glass mosaics, as well as iridescent Favrile blown glass bowls and other vessels. He first produced his famous lamps around 1895. Tiffany used richly colored opalescent glass in a variety of textures to create a unique style of stained glass with intricate cuts and detailed, flowing designs.

Long Term Clients and New Opportunities

We have a healthy mixture of those clients that we have worked with over many years and those that are rather more recent additions to the family. We put a great deal of effort into growing and maintaining our client relationships.

Our many long term clients in Europe and Asia Pacific include Essent, Eneco and Philips in the Netherlands; Bayer and BASF in Germany; and Halfords in the UK. In Scandinavia we have worked for many years with Den norske Bank (DnB) and the Public Roads Authority in Norway; Nokia in Denmark; and Ericsson in Sweden, for example.

CIBER has also experienced significant growth in some of our newer geographies. New clients include the Crocus Group of Russia, a leading retail business in Moscow. Tvoy Dom, a subsidiary of Crocus, has one of the most extensive choices of goods in the world with annual sales of around 300 million Euros and more than 10,000 employees across the group. CIBER Russia has implemented an SAP solution for Tvoy Dom with extensive functionality within a complex technical architecture. This implementation has improved CIBER's leading position in the Russian retail market and confirmed our status as an SAP preferred partner for this industry sector.

Covering Euroland & Asia Pacific

CIBER Europe has a wide and deep footprint in Europe, and our operations are evenly distributed, as well. From the U.K. on the west (c. 20% of European operations), to Norway – Sweden – Denmark – Finland in the north (c. 25%), to Germany – Netherlands – Austria – Switzerland on the western side of mainland Europe (c. 45%), to Russia – Czech Republic further east (4%) and Spain further to the south (6%), we present a formidable player for pan-European IT implementations.

During 2008, CIBER Europe and Asia Pacific demonstrated a winning combination of local presence and accountability, global distributed delivery, expertise in vertical industry sectors and long term client relationships.

CIBER has been growing in Australia and New Zealand for the past few years. With a focus on SAP implementations, especially in the retail sector, we have created "the brand name" in the market.

In China, we have recently completed a public sector project and are seeking an expanded presence.

From bespoke to ERP solutions we focus on project-level execution, offering the local touch of on the ground personnel where our customers are located, augmented by the breadth of CIBER expertise around the world.

Simply put, we are often the "go to" player for industry and governmental CIOs throughout all our geographies.

Whilst the global economic downturn will doubtless bring new challenges to our business in 2009, we are confident that during the preceding years we have laid the foundations of a robust business that can remain solid in the turbulent times ahead.

Examples of Our Solutions:

Swedbank Robur – Sweden

Swedbank is one of the biggest banks in the Nordic countries, with 750 banking offices in Sweden. Swedbank Robur is Swedbank's fund and insurance company, offering savings in more than a hundred funds, as well as insurance savings for individuals and companies, personal retirement savings and institutional trust services. The company is also one of the biggest Nordic asset managers, holding a 27 percent market share in fund management.

Most of Swedbank Robur's customers are private customers who keep track of how their fund savings develop regularly, and many of them use the web site www.swedbankrobur.se to get information on fund price movements. A powerful web site is essential to provide excellent customer relations.

Facing the challenge of modernizing its external web site, the company contacted CIBER. The old system, a content management system developed internally over many years, had reached its maximum potential and could no longer keep up with current technology.

Swedbank Robur needed a new system with world class functionality as well as high flexibility and easy implementation. After a period of evaluation, the choice fell on Swedish content management system EPiServer. The system was implemented by CIBER in record time, and Swedbank Robur's web editors praise the simple administrative functions, essentially making it as easy to administrate the web site as it is to use a word processing program. The web site features powerful integration with several underlying systems – for instance, the fund pages are automatically updated with fund prices – meaning that web editors can focus on editorial content instead.

"We implemented a solution based on Microsoft's .NET technology, which facilitates the development of functions as well as integration with databases and other back-end systems," said Magnus Kerner, project leader at CIBER.

Swedbank Robur is now able to publish new investment funds – complete with presentations, diagrams and underlying documents – in just a few minutes, thanks to the integration with underlying systems.

"In retrospect, I'm pleased to say that we're very satisfied with CIBER's competent work," said Louise Thilander, Chief Web Editor of Swedbank Robur.

"CIBER, with their outstanding knowledge and experience of web content management and integration, has created a flexible and easily managed web site where we can launch new funds and products quickly and easily. This lets us communicate more effectively with our customers today," said Jesper Lind, System Owner of Swedbank Robur.


Swedbank

Swedbank

Left to right:
Louise Thilander, Chief Web Editor, Swedbank Robur; Magnus Kerner, Project Leader, CIBER; Jesper Lind, System Owner, Swedbank Robur



Timeless Glass

Throughout its 1,000-year history, the term "stained glass" was applied almost exclusively to windows in churches and cathedrals. Stained glass is glass colored by adding metallic salts during its manufacture: gold produces stunning cranberry, cobalt makes blues, silver creates yellows and gold plus copper makes greens and brick reds. The technique for creating stained glass windows has changed little over time.

Spotlight

Spotlight is an Australian retail icon established in 1973 as a privately owned fabric, craft and home interior company. Since its first store opening the brand has been growing strongly, with 106 Spotlight stores and 12 Anaconda stores in Australia, New Zealand, Singapore and Hong Kong, with further expansion plans internationally.

To support this growth Spotlight identified the need to invest in a new IT system that would retain the company's strong focus on its customers and brand. A new solution was required to improve information flows between head office and the stores.

Spotlight employed the services of CIBER to undertake an ERP transformation project utilising SAP Retail. The SAP implementation was based on CIBER's novaRetail (a pre-configured solution), which acts as an accelerator for organisations implementing an SAP Retail solution.

In its search for the right solution and implementation partner, Spotlight chose CIBER. "We selected CIBER and nova-Retail for their market leadership, proven delivery capabilities and expertise within the retail sector," says Anne McDiarmid, CIO at Spotlight. "CIBER has been fantastic as an implementation partner. They have been there helping us throughout the whole process."

In October 2008, the Spotlight project team, consisting of specialists from both organisations, announced the completion of the implementation of SAP for Retail (SAP ERP 5.0). The project successfully went live in a number of phases with head office financials and operations being implemented first, closely followed by the distribution centre, POS Data Management and SAP Retail Store across all stores.

In addition to the implementation of the solution, CIBER also provides Spotlight with full application managed support based around their SAP Systems. This service embraces all environments and is provided through a combination of onsite and offsite support.

In the short time since Spotlight implemented novaRetail they have already started to reap the business benefits identified early in the project, with further phases and solutions to be added in the future.



Spotlight

Left to right:
Front Row: Nunzio D'Agrosa, Geoff Race (Spotlight Project Manager)
Middle Row: Debra Etheridge (CIBER Project Manager); Mark Karagiannis, Tony Hampton, Elwyn Van Der Schyff, Anne McDiarmid (CIO Spotlight)
Back Row: Katjun Cong, Lew Hopkins, Ondrej Stranik, Peter Roberts, Richard McLauchlan

EziBuy Limited

A true Kiwi success story, EziBuy Limited, Australasia's largest and truly Multi-Channel enabled retail organisation has successfully implemented SAP – within time and budget.

This 30-year-old privately owned company is also an iconic brand within Australia and New Zealand with a group turnover in excess of $260m NZD and 1,000 employees.

The group includes the EziBuy Catalogue and Mail-order channel as well as internet sales and retail shops. In addition, EziBuy owns the 38 store Max Fashion retail chain, as well as Profile Limited, a corporate uniforms sales and distribution business.

In 2007 EziBuy took the decision to standardise its business processes and to engage on the journey of migrating from a homegrown legacy application to SAP utilising CIBER's preconfigured SAP solution 'nova-Retail' as a baseline where possible.

The scope of the implementation included Finance, Logistics, Merchandising as well as Business Intelligence with interfaces to the legacy Warehouse Management, Enabler POS and the webshop application.

The system was delivered to the business in various stages in order to mitigate potential risks as EziBuy operates from a number of distributed locations. The first was the use of SAP Financials for the EziBuy business in April 2008 followed by SAP Financials for newly acquired Max Fashion on the 1st of November.

The GoLive on January 1st 2009 saw the implementation of the remaining functionality and all interfaces to c. 160 users in head office, the contact/call centre, data center and 11 retail outlets. The 60 staff in the mail-order contact centre are using SAP through a custom developed front end, which has been designed and delivered by the EziBuy IT team with very little outside help.

"With the implementation of the fully integrated SAP system, for the first time EziBuy is able to see true inventory positions at moving average cost as well as retail." said Hamish Grant, IT Manager, EziBuy Limited. "The implementation has gone exceptionally well and has delivered a stable platform upon which future business processes will be rolled out. The CIBER team has integrated very well with the business and IT teams in all locations," he added.



EziBuy

Left to right:

Back: Craig Hickey, CIBER; Anne Little, EziBuy; Darrin Bride, CIBER Project Manager
Penny Groucott, EziBuy; Christian Zinser, CIBER; Heather Conaghan, EziBuy
Sharon Williams, EziBuy; Amanda Hight, EziBuy; Hamish Grant, IT Manager, EziBuy
Lia Rees, EziBuy; Dane Rushton, EziBuy; Denise Sawers, EziBuy; Albert Van Tonder CIBER
Nigel Broad, EziBuy; Bryan Senior, EziBuy
Crouching: Daniel Young, EziBuy; Dion Massey, EziBuy; Michael Wong-Tung, EziBuy
Jason Hermon, EziBuy; John Ward, EziBuy

ciber U.S. ERP



CIBER Enterprise Solutions (CES) is a $125 million global implementation Division, offering diverse and scalable ERP solutions for all customers, from middle market to the Fortune 1000. Our success continues to be driven by a strategy of providing focused enterprise service offerings in vertical markets such as Public Sector, Education, Healthcare, Retail, Manufacturing, Grower Management, Food and Beverage and Supply Chain Execution.

Our ability to offer cost effective solutions to the Public Sector, in partnership with CIBER's State and Local Government Division, for the leading software vendors, clearly positions CIBER as a valued, impartial partner to our clients and prospects.

Our Oracle (including E-Business Suite, PeopleSoft and JD Edwards), SAP, Lawson, Supply Chain and Technology Solutions Group Practices place strong emphasis on our partnerships to deliver excellent value and bottom line results for our global customers. We continue to provide the functional application expertise, technical knowledge, and project management know-how our customers expect, delivered on-site, off-site or offshore.

CES has been successful in introducing CIBER's full solution life cycle support – from application development and management to BI/DW to security to infrastructure outsourcing and hosting – to our ERP clients.

Our Practice Groups

Oracle/PeopleSoft/JDE – CIBER is an Oracle Certified Advantage Partner, the highest level for systems integrators. CIBER's Oracle Practice has over 18 years of expertise with Oracle's E-Business Suite, PeopleSoft and JD Edwards applications. CIBER is a strategic partner of Oracle in several key industries, including Public Sector, Higher Education, Healthcare and Food and Beverage. In 2008, as the Oracle Momentum Partner of the Year runner up, the Practice exceeded its influenced license revenue quota by more than 250%.

Since 1990 CIBER has helped more than 2,000 Oracle, PeopleSoft, and JDE clients build, integrate and support mission critical systems for real-time enterprises. Building on its success, CIBER marketshare continues to expand among Colleges and Universities, Departments of Transportation, Transit Agencies, Port Authorities and Airports. The Practice also helps clients maximize their return on Oracle application investments through business intelligence solutions, business process improvement assessments and enhanced upgrade services.

Higher Education – CIBER Enterprise Solutions is one of the largest implementers of Higher Education solutions with over 100 college and university clients representing 175+ institutions. We have a total experience base of more than 1,500 client implementations. Our Higher Education projects have included locations in the United States, Canada, Mexico, the United Kingdom, Germany, and Japan.

SAP – CIBER continues to grow its Global SAP Practice, which has more than 1,300 consultants worldwide. In the United States, we have organized our practice to serve discrete vertical markets. In our SAP Commercial Practice, we focus on customers in Mining, Metals, Manufacturing, Financial Services, and Aerospace & Defense Industries. *The Commercial Practice is one of only four SAP partners in the U.S. to provide the Fast Start All-in-One solution.* Our SAP Retail/Apparel and Foot Wear Practice leverages our industry leading knowledge with implementations *focusing on our QuickWear® and RapidRetail® All-in-One offerings.* The SAP Public Sector Practice focuses on delivering solutions to state and local governments, including K-12 school systems.

In 2008, CIBER received the highly acclaimed Global Certification by SAP for Application Support Services and Solution Hosting; *CIBER is only one of five companies worldwide to achieve this level of certification.* Furthermore, CIBER resells SAP software in the middle market through a dedicated sales and solution engineering team.



A Window To The Universe

Although not the first space telescope, the Hubble Space Telescope is one of the largest and most versatile. Both a vital research tool and a public relations boon for astronomy, Hubble's flawless lenses and mirrors capture extremely sharp images with almost no background light. Its Ultra Deep Field image, for example, is the most detailed visible-light image ever made of the universe's most distant objects.

Another differentiating dimension of our U.S. SAP Practice is our industry leading Change, Learning and Performance (CLP) Practice. This Practice focuses on the Organizational Change Management, Training and Human Performance activities that are important to every successful SAP implementation. Our clients get a new "university" solution – only from CIBER.

Lawson – CIBER's Lawson Practice is one of the largest of all the Strategic Systems Integrators for Lawson Software with a partnership history lasting more than 13 years. We provide strategic business and implementation services with unique offerings for Business Process Calibration, Change Leadership, and Knowledge Transfer to our customers. In addition to strategic new implementations we leverage many long term relationships to provide upgrades, add-on modules, and strategic organizational changes as our customer base extends their use of the Lawson applications. Our Practice has expanded to provide services for Lawson's newest vertical markets, manufacturing and distribution, served by its M3 product.

Supply Chain – CIBER's Supply Chain Practice is focused on Supply Chain Execution (Warehouse Management Systems, barcode solutions, RFID) and Supply Chain Sourcing (SAP SRM, Frictionless). Besides pure IT services, we also offer business consulting services for Network Optimization, Warehouse and Distribution Center Improvements, Sourcing and Spend Analysis. CIBER's combined capabilities in Supply Chain and the installation and sale of mobile computing solutions provide a seamless one-stop experience for our clients.

Technology Solutions Group – Our Technology Solutions Group Practice focuses on providing customers with reliable infrastructure on which to deploy their mission critical business applications. For over 20 years, we've been assisting customers with the analysis and deployment of their critical Systems Architecture. The ability to deliver the appropriate solution separates CIBER from the competition and results in excellent customer satisfaction. IBM enterprise servers, storage, and middleware along with mobile solutions from Motorola and Intermec, comprise the core product offerings of this business area. Services include assessment, selection, configuration, installation, server consolidation, performance evaluation, and system architecture design.

University of Texas

Project TexSIS is a collaborative student information system project under the coordination of The University of Texas System Shared Services division.

In 2008, the UT System partnered with CIBER to provide consulting support for Project TexSIS, which includes the implementation of Oracle PeopleSoft Campus Solutions v9 at The University of Texas at Dallas and The University of Texas at Tyler, and the system upgrade from v8.9 to v9 of Campus Solutions and Enterprise Portal at The University of Texas at Arlington. The UT System selected CIBER based upon its unique expertise and strong track record in higher education ERP implementations.

Working together, the ultimate goal over time for the UT System and CIBER is to (1) achieve cost savings realized through economies of scale; (2) obtain process improvements attained through standardization; and (3) adopt a universal application of higher education best practices.



Left to right:
Marcos Veloz, CIBER Project Manager; Bill Daley, UT Arlington Director of Enterprise Information Services; Sherry Loomis, UT Tyler Functional Project Manager
Richard Huckaba, UT Dallas Project Manager and Associate Provost
Dawn Stoyanoff, UT System Director of Enterprise Information System Shared Services
Darren Lyn, CIBER Project Director; Sharon Helms, UT Tyler Technical Project Manager
Darrell Littleberry, UT Arlington Project Manager

ciber State & Local Government Division



CIBER has served this marketplace since 1979. We continue to be one of a handful of systems integrators that has worked with all 50 state governments in the U.S. over the past three years, as well as more than 250 cities and 160 counties.

Helping state, city and county governments do more with less – that was the mantra for CIBER's State & Local Government Division in 2008, and it is even more appropriate in 2009. Technology is a key enabler for governments to continue to deliver necessary services to constituents – even while cutting back on personnel. Outsourcing, managed services, consolidation and improved business/IT alignment are key themes in expanding relationships with long term clients and new clients.

Local Accountability Supported by Vertical Solutions and National Practices

The State & Local Government Division leverages its local presence in state capitols and major cities where our relationships run long and deep. In addition, we've augmented that local accountability with strategic practices that offer repeatable solutions focused on the needs of specific government vertical areas:

- Transportation / Tolls
- Health and Human Services (SACWIS)
- Public Health (WIC)
- K-12 Education
- Law and Justice
- Labor and Workforce Development
- Environmental Services

Our well-documented expertise in Child Welfare and Women-Infant-Children IT systems is backed up by proven solutions for several governmental units across many states.

In addition to vertically focused practices, several initiatives have grown to become full-fledged activities with horizontal services that cut across government agencies, including:

- Business Process Management
- Geographic Information System (GIS)
- Organizational Alignment/Consolidation
- Citizen Relationship Management - 311
- Enterprise Content Management (ECM)
- Electronic Contract Management

Key Focus Areas

Local government outsourcing: Local governments continue to outsource their infrastructure and application support work to save costs. We see increased opportunities for 2009, with outsourcing becoming more mainstream in 2010. Because of CIBER's success with marquee clients such as Nashville Electric Service and the cities of New Orleans and Dallas and other local government entities, CIBER is well positioned in this critical focus area.



Glass As Art

Despite contemporary glassblowing superstars like Dale Chihuly, the roots of glassblowing, like many glass techniques, extend over 2,000 years. People have been blowing hot glass into shapes using a pipe since 50 BC. Chihuly is a prolific artist whose work balances art with an investigation of glass's properties of translucency and transparency. He's revolutionized the Studio Glass Movement by creating art with a team.

Government spending cutbacks favor IT: Reductions in personnel and service delivery increase demand for IT to maximize workforce productivity and provide citizens with more self-service options (e-government). Decision makers are coming to terms with the new fiscal reality and the demands of new investments. Elimination of offices and agencies through consolidation will require immediate IT integration and migration solutions. CIBER is positioned well to assist with our e-government, business process improvement, organizational alignment and IT consolidation offerings.

Industry experts say the information technology spend will increase in the transportation area. CIBER has tremendous depth and breadth in the transportation arena on both the state and local government fronts. Our tollway experience, anchored with our successful implementation and ongoing support at the Pennsylvania Turnpike Commission, and CIBER's ERP experience with several state Departments of Transportation, and extensive experience supporting Regional Transit Authorities, position us well to help state and local governments leverage transportation technology.

Our law and justice expertise is being rewarded with new clients implementing our latest proprietary product release, which is also intriguing earlier customers.

Over the past ten years, CIBER has worked in partnership with the Pennsylvania Department of Environmental Protection, Bureau of Air Quality to develop various web-based solutions for Air Permitting, Emission Inventory, Emissions Fees, Continuous Reporting and Quality Assurance, Compliance and Enforcement, Data Exchange and Reporting to the EPA. These applications support a variety of stakeholders, including state administrators and policy makers, the EPA, and Air Quality policy organizations. In 2008, CIBER began a 6 year contract with the Connecticut Department of Environmental Protection to implement a new web-based Air Emissions Inventory System for the reporting and management of stationary, area and mobile source data; this system also features a greenhouse gas inventory.

With our long term relationships, local presence and flexible approach, CIBER is well positioned to continue to compete effectively at the state and local government level in 2009.

The Orange County Public Schools (OCPS)

The OCPS system is the 11th largest in the United States with approximately 175,000 students and 22,000 employees. Over the past 15 years OCPS has relied on CIBER's business model of local accountability paired with our National Practice capabilities to drive multiple initiatives to successful completion.

Projects have included Y2K remediation and SharePoint portal development and implementation delivered from one of our Global Solutions Centers to Program Management and SAP implementation services delivered onsite from our SAP and K-12 Practices. The result of this long relationship is a partnership comprised of mutual trust, understanding and respect that benefits both organizations.



Left to right:
Rich Schulz, Vice President / Area Director, Orlando, CIBER; Rob Strong, Director of Business Development, CIBER; Roland Moore, CIO, OCPS
Hermes Mendez, Director, OCPS; Kevin Ziemba, Vice President, K-12 Practice, CIBER
Jack Howard, Director of Delivery, CIBER

ciber Federal Government Division



CIBER's Federal Government Division has been providing mission critical support and services to various agencies of the U.S. Government for the past 25 years. In 2008, CIBER Federal generated over $125 million in revenue, providing high quality service and support to Federal clients from Alaska to Florida and Maine to California.

We deliver a range of IT services and support for Federal government projects, including specialized strategic staffing, security assessments, legacy modernization services, data warehousing solutions and help desk support. CIBER's key differentiator is its customer focus and ability to establish strong client relationships and fit within a client's culture.

CIBER Federal offers a unique blend of capabilities. We are large enough to deliver large, complex programs, yet small enough to have the agility and flexibility to respond quickly to customer needs. We leverage the strengths of the whole CIBER organization to successfully deliver services that range from enterprise architecture design to financial management.

We achieve program success through a management philosophy that has every contract having tremendous importance to us. Our employees become members of the customer's team and invest themselves in the mission. This results in not only high quality work, but as importantly, excellent customer relationships.

We deliver this high-quality support using the right blend of industry standard approaches including CMMI, ISO, ITIL, PMP, and Lean Six Sigma. This focus on quality has been leveraged to the extent that our customers have designated us #1 mid-tier Federal outsourcing company in *The Black Book of Outsourcing* (see page 6).

Customer focus is carried through to our organizational structure. This synergism makes our capabilities more relevant and allows for the targeted application of lessons learned.

Federal Government Practices

Civilian Technology Solutions – This Practice provides an array of services ranging from enterprise architecture development to financial management for clients including the Departments of Health and Human Services, Homeland Security, Education, Transportation, Commerce, Agriculture, Energy, Transportation, and Interior, and the Centers for Disease Control. Within this organization is our Enterprise Security Solutions (ESS) Group, which provides engineering and system integration solutions to federally funded, enterprise level security and risk management programs protecting ports, the shipping industry and other critical infrastructure environments.

Defense Technology Systems – The Defense Technology Systems Practice focuses on the U.S. Army and Navy. Key customers include the Army War College, Womack Army Medical Center, the Navy submarine fleet, and the Army Training and Doctrine Command (TRADOC).


1:3.5(22)-5.6

New Perspectives

Optical glass is used for optical instruments such as binoculars, camera lenses, prisms, telescopes, and microscopes. It must be absolutely flawless, completely transparent and able to be ground into shape. There is no major difference in principle between a lens in a camera, telescope or microscope, but the detailed design and construction are different. Optical glass was first made by Bausch & Lomb in Rochester, NY in 1912.

Defense and Intelligence – The Defense and Intelligence Practice focuses on supporting the Joint Military Commands, the Intelligence community and the Air Force. This Practice occupies a special niche, providing mission operations support and highly skilled staff to meet specialized requirements in ensuring our Nation's security.

Success in the Federal market depends, in part, on having the processes, infrastructure, and tools to meet the stringent contracting requirements. CIBER Federal has continued to build and enhance our capabilities to meet these Federal requirements. In 2008, our accounting system was accredited, our Master Subcontracting Plan was approved, and we cleared export license hurdles for our ESS work with the international business community.

A Few Highlighted Successes From 2008

Social Security Administration. CIBER Federal won a $10 million, 5-year contract for telephony support to all Social Security Administration offices across the United States.

Centers for Disease Control. CIBER Federal continued its long term project to improve communications during a public health crisis. In the latest phase, we successfully integrated the Alerting Service with Public Health Information Network Messaging Service to send cross-jurisdictional alert messages.

Administrative Office of U.S. Courts. We completed the initial phase of the Automated Court Reporter Application, which tracks Court Reporter time nationwide.

Panama Maritime Commission. We performed a feasibility study and delivered a design for a Command and Control Center based on its CIBERSecure solution. We anticipate the follow-on contract to build the Center.

National Institute of Aerospace. CIBER Federal, the NESC Academy, and the National Institute of Aerospace (NIA) jointly received the Fall 2008 DV (Digital Video) Award for production quality. This was the second consecutive year that promotional products created by CIBER under an NIA contract received a DV Award.

For 2009, CIBER Federal is building for a stronger tomorrow. We have the dedicated people, the best practice processes, and the tools essential to effective and efficient management. With a significant pipeline for the upcoming year, CIBER Federal is poised for success.

CIBER Federal – Alaska

CIBER has had a long term presence in Alaska United States Joint Command and at Elmendorf Air Force Base.

The F-22 pictured here is part of one of the U.S. Air Force Reserve Command's (USAFRC) newest Fighter Squadrons located at Elmendorf. The Reservists in this photo maintain the U.S. Air Force's newest jet fighter and work alongside military members and DoD civilians assigned to the 3rd Wing.



Left to right:
Front row: Chief Master Sergeant Wade Shaw, Chief of Aircraft Maintenance Capt. Trina Bentley, Operations Officer; Lt. Col Ray Platt, Commander, Aircraft Maintenance Squadron; Lt. Col Mike Wood, Deputy Chief of Maintenance; Major Wade Weiss, Commander, Maintenance Squadron; Chief Master Sergeant Russell Robinson, Chief of Maintenance

Consolidated Statements of Operations

	Year Ended December 31,		
In thousands, except per share data	2006	2007	2008
Consulting services	$ 938,568	$ 1,024,172	$ 1,133,233
Other revenue	57,269	57,803	58,334
Total revenue	995,837	1,081,975	1,191,567
Cost of consulting services	703,910	755,115	829,806
Cost of other revenue	25,848	34,401	37,281
Selling, general and administrative expenses	215,109	232,119	264,268
Amortization of intangible assets	5,930	5,820	6,274
Operating income	45,040	54,520	53,938
Interest income	718	854	1,253
Interest expense	(8,002)	(8,050)	(9,605)
Other income (expense), net	350	(1,750)	(1,502)
Income before income taxes	38,106	45,574	44,084
Income tax expense	13,371	16,548	14,128
Net income	$ 24,735	$ 29,026	$ 29,956
Earnings per share – diluted	$ 0.40	$ 0.47	$ 0.50
Weighted average shares – diluted	62,357	61,924	60,389
Earnings per share – basic	$ 0.40	$ 0.47	$ 0.50
Weighted average shares – basic	61,925	61,207	60,092

Condensed Consolidated Balance Sheets

	December 31,	
In thousands, except per share data	2007	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 31,717	$ 48,849
Accounts receivable, net	269,070	235,066
Prepaid expenses and other current assets	24,032	20,633
Deferred income taxes	9,384	4,883
Total current assets	334,203	309,431
Property and equipment, at cost	73,073	80,360
Less accumulated depreciation	(45,776)	(52,988)
Property and equipment, net	27,297	27,372
Goodwill	457,845	439,147
Other intangible assets, net	17,832	10,666
Other assets	11,936	10,904
Total assets	$ 849,113	$ 797,520
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 35,538	$ 35,373
Accrued compensation and related liabilities	54,837	62,437
Other accrued expenses and liabilities	62,601	41,759
Income taxes payable	5,447	1,874
Total current liabilities	158,423	141,443
Debentures	152,000	-
Long term bank debt	49,810	165,710
Deferred income taxes	31,857	34,288
Total liabilities	392,090	341,441
Minority interest	2,464	3,649
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 shares issued in each period	647	647
Additional paid-in capital	272,000	275,384
Retained earnings	180,613	209,271
Accumulated other comprehensive income (loss)	30,583	(983)
Treasury stock, 3,958 and 4,620 shares, respectively, at cost	(29,284)	(31,889)
Total shareholders' equity	454,559	452,430
Total liabilities and shareholders' equity	$ 849,113	$ 797,520

Consolidated Statements of Shareholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances at January 1, 2006	64,705	$ 647	(2,658)	$ (21,086)	$ 267,743	$ 130,182	$ (879)	$ 376,607
Net income	-	-	-	-	-	24,735	-	24,735
Loss on net investment hedge, net of $2,353 tax	-	-	-	-	-	-	(3,820)	(3,820)
Foreign currency translation	-	-	-	-	-	-	20,055	20,055
Comprehensive income								40,970
Employee stock purchases and options exercised	-	-	928	7,122	-	(2,203)	-	4,919
Tax benefit from exercise of stock options	-	-	-	-	222	-	-	222
Share-based compensation	-	-	28	214	1,338	(33)	-	1,519
Purchases of treasury stock	-	-	(1,250)	(8,115)	-	-	-	(8,115)
Balances at December 31, 2006	64,705	647	(2,952)	(21,865)	269,303	152,681	15,356	416,122
Net income	-	-	-	-	-	29,026	-	29,026
Loss on net investment hedge, net of $1,796 tax	-	-	-	-	-	-	(3,140)	(3,140)
Foreign currency translation	-	-	-	-	-	-	18,367	18,367
Comprehensive income								44,253
Acquisition consideration	-	-	122	910	-	57	-	967
Employee stock purchases and options exercised	-	-	917	6,779	-	(1,150)	-	5,629
Tax benefit from exercise of stock options	-	-	-	-	313	-	-	313
Share-based compensation	-	-	30	224	2,384	(1)	-	2,607
Purchases of treasury stock	-	-	(2,075)	(15,332)	-	-	-	(15,332)
Balances at December 31, 2007	64,705	647	(3,958)	(29,284)	272,000	180,613	30,583	454,559
Net income	-	-	-	-	-	29,956	-	29,956
Gain on net investment hedge, net of $54 tax	-	-	-	-	-	-	89	89
Foreign currency translation	-	-	-	-	-	-	(31,655)	(31,655)
Comprehensive loss								(1,610)
Employee stock purchases and options exercised	-	-	757	5,289	(4)	(1,255)	-	4,030
Tax benefit from exercise of stock options	-	-	-	-	121	-	-	121
Share-based compensation	-	-	31	215	3,267	(43)	-	3,439
Purchases of treasury stock	-	-	(1,450)	(8,109)	-	-	-	(8,109)
Balances at December 31, 2008	64,705	$ 647	(4,620)	$ (31,889)	$ 275,384	$ 209,271	$ (983)	$ 452,430

Condensed Consolidated Statements of Cash Flows

	Year Ended December 31,		
In thousands	2006	2007	2008
Operating activities:			
Net income	$ 24,735	$ 29,026	$ 29,956
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	12,187	11,872	12,519
Amortization of intangible assets	5,930	5,820	6,274
Deferred income tax expense	5,590	5,505	5,168
Provision for doubtful receivables	3,129	831	6,965
Share-based compensation expense	1,519	2,607	3,439
Other, net	207	2,669	1,327
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(11,246)	(32,318)	16,527
Other current and long term assets	(6,273)	(2,110)	(1,895)
Accounts payable	8,235	(7,166)	1,860
Accrued compensation and related liabilities	(2,497)	8,423	11,641
Other accrued expenses and liabilities	(2,452)	(3,970)	(3,792)
Income taxes payable/refundable	5,741	1,487	939
Net cash provided by operating activities	44,805	22,676	90,928
Investing activities:			
Acquisitions, net of cash acquired	(9,854)	(22,342)	(7,790)
Purchases of property and equipment, net	(10,579)	(13,172)	(14,680)
Proceeds from sale of property and equipment	-	1,864	-
Other, net	(598)	-	233
Net cash used in investing activities	(21,031)	(33,650)	(22,237)
Financing activities:			
Borrowings (payments) on long term bank debt, net	(23,921)	38,271	109,021
Retirement of debentures	-	(22,113)	(149,495)
Settlement of cross-currency interest rate swap	(6,112)	(339)	(4,280)
Employee stock purchases and options exercised	4,919	5,629	4,030
Purchases of treasury stock	(8,115)	(15,332)	(8,109)
Excess tax benefits from share-based compensation	222	323	148
Other, net	16	(342)	(4)
Net cash provided by (used in) financing activities	(32,991)	6,097	(48,689)
Effect of foreign exchange rate changes on cash and cash equivalents	1,875	3,275	(2,870)
Net increase (decrease) in cash and cash equivalents	(7,342)	(1,602)	17,132
Cash and cash equivalents, beginning of year	40,661	33,319	31,717
Cash and cash equivalents, end of year	$ 33,319	$ 31,717	$ 48,849

ciber Quarterly Financial Highlights

In thousands, except per share data	Quarter Ended March 31	June 30	September 30	December 31	Total
Year ended December 31, 2008					
Revenue	$ 294,464	$ 317,579	$ 299,966	$ 279,558	$ 1,191,567
Amortization of intangible assets	$ 1,571	1,648	1,604	1,451	6,274
Operating income	$ 14,903	17,409	13,213	8,413	53,938
Net income	$ 7,177	8,928	7,877	5,974	29,956
Earnings per share – diluted	$ 0.12	0.15	0.13	0.10	0.50
Cash earnings per share – diluted (1)	$ 0.15	0.18	0.16	0.13	0.61
Year ended December 31, 2007					
Revenue	$ 259,185	$ 266,543	$ 265,737	$ 290,510	$ 1,081,975
Amortization of intangible assets	$ 1,391	1,409	1,456	1,564	5,820
Operating income	$ 12,657	14,717	13,847	13,299	54,520
Net income	$ 6,565	7,848	7,466	7,147	29,026
Earnings per share – diluted	$ 0.11	0.13	0.12	0.12	0.47
Cash earnings per share – diluted (1)	$ 0.13	0.15	0.14	0.14	0.56

(1) Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense and stock based compensation.

Market for the Company's Common Stock and Related Shareholder Matters

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2007		
First Quarter	$ 6.45	$ 7.87
Second Quarter	7.94	8.91
Third Quarter	6.91	8.36
Fourth Quarter	5.88	8.04
Year Ended December 31, 2008		
First Quarter	$ 4.31	$ 5.96
Second Quarter	4.71	7.50
Third Quarter	6.07	8.80
Fourth Quarter	3.03	6.81
Year Ending December 31, 2009		
January 1 to February 27	$ 2.59	$ 5.48

CBR LISTED NYSE

As of December 2008, the number of beneficial owners of common stock was over 12,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

CIBER's Board of Directors:

Bobby G. Stevenson, Chairman

Mac Slingerlend

Peter Cheesbrough

Paul Jacobs *, ***/*, ***

Steve Kurtz */*

Arch McGill *, **/*, **

George Sissel *, ***/*, *** (a)

Jim Spira **/**, ***

Jim Wetherbe **, ***/**, ***


2008 Annual Report
ciber
ciber
Assembling The Pieces For Global IT Solutions

2008 Committee Assignments (/2009)

* Audit

** Compensation

*** Governance/Nominating

(a) Retiring from the Board in May 2009

Corporate Officers:

President/Chief Executive Officer/Secretary
Mac Slingerlend

EVP/Chief Financial Officer/Treasurer
Peter Cheesbrough

SVP & CEO/CIBER Europe
Terje Laugerud

SVP/Administration
Pong Suvarnasorn

VP/Chief Accounting Officer
Chris Loffredo

VP/Employee Services
Dave Plisko

VP/General Counsel
Susan Keesen

VP/Investor Relations
Jennifer Matuschek

ciber Operating Officers

CIBER Custom Commercial Division

SVP/Division Co-Presidents
Tony Hadzi
Joe Mancuso

Regional Vice Presidents
Bill Hazelton
Raye LaPlante
Tony Phillips

President/CIBER India
Raghurama Kote

VP/National Practice Leaders
Ed Bassett - Security
Khalid Mansour - Enterprise Integration
Jon Scarpelli - Application Outsourcing

VP/Project Delivery
Brian McKeon

VP/Strategic Solution Sales
Annette Colvin
Mike Haws
Steve Mursky

Director/Tampa - GSC
Clif Daniel

VP/U.S. Operations Marketing
Robin Caputo

VP/Area Directors
Daniel Diefendorf
Cyndi Geiger
Dan Hoover
Tod Kerr
Christine Locklin
Heather Morris Kyer
John Morrissey
Dan Russell
Rich Schulz
Scott Youngman

Area Directors
Paul Cmiel
Shane Davis
Steve Egart
Margaret Goetze
Dan Hoglund
Mike Halbert
Ron Noble
Tom Streicher
Jim Tatro
Tim Van Wyngarden
Goodney Zapp

IT Outsourcing Division

SVP/Division President
Mark Perlstein

VP/Division Chief Operating Officer
Anthony D'Ambrosi

VP/Operations
Keenan Phelan

VP/Business Development
Tony Ferrigno

CIBER Europe Division

European President & CEO
Terje Laugerud

SVP/European CFO
Peter Harris

VP/Regional Managers
Tom van den Berg
Peter Lloyd

VP/Regional Sales
Petra Konrad

VP/IT Outsourcing
Scott Frock

European Country Managers
(Including Eastern Asia & Pacific)
Günter Winter (Australia/NZ)
Karl-Heinz Breinsperger (Austria)
Wolfgang Lehmann (China)
Ales Muron (Czech Republic)
Lars Severin Klausen (Denmark)
Tarja Mäkinen (Finland)
Jörg Dietmann (Germany)
Tom van den Berg (Netherlands)
Steinar Sveen (Norway)
Alexander Nisnik (Russia)
Juan Pablo de la Fuente Diaz (Spain)
Ann-Catrine Appelquist (Sweden)
Gary Springall (UK)
Roy Tomlinson (UK-SAP Retail)

CIBER Enterprise Solutions Division

SVP/Practice Presidents
Russ Wheeler
Jay Wheeler

VP/Business Development
Garth Carter

Practice Vice Presidents
Tom Augustine
Eric Borcherding
Mike Dillon
Keith Pace
Paul Robson
John Sterner
Henry Tran
Patrick Verheijen
Sam Wood

CIBER State & Local Government Division

SVP/Division President
Ed Burns

VP/Operations
Ann Griffiths

VP/HHS Practice
Ron Frazier

VP/K-12 Education Practice
Kevin Ziemba

Practice Directors
Dennis Miller
Jeff Talley

VP/Area Directors
Carla Capps
Joe Marchizza
Tom Saltzer
John Wood

Area Director
Mark Hollingsead

CIBER Federal Division

SVP/Division President
Marcia Kim

Practice Vice Presidents
Walter Claxton
Jim Naylor
Ron Smith

VP/Contracts
Tom Carter

VP/Business Management
Steve Bill

VP/Finance
Kirk Robbins

ciber Country Contact Information

CIBER, Inc.
Corporate Headquarters
6363 S. Fiddler's Green Cir., Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER Federal
7900 Westpark Drive
Suite A515
McLean, VA 22102
Tel: 703-610-6400
www.federal.ciber.com

CIBER State & Local
One Lincoln Centre 18 W.
140 Butterfield Rd, Suite 400
Oakbrook Terrace, IL 60181
Tel: 630-424-1400
www.stategov.ciber.com

CIBER Enterprise Solutions
10230 N.E. Points Drive
Suite 500
Kirkland, WA 98033
Tel: 425-284-1300
www.ciber.com/CES

EUROPE

CIBER UK (London) (Europe HQ)
35 Portman Square
London, UK
W1H 6LR
Tel: +44 20 7487 4366
www.ciber.eu

CIBER Austria
Linzer Straße 195
Vienna
Austria 1140
Tel: +43 1532 7896
www.ciber.de

CIBER Czech Republic
Oldrichova 49
Prague 2
Czech Republic 128 00
Tel: +42 26122 00 64
www.ciber-novasoft.com

CIBER Denmark
Lautruphoj 1 – 3
Ballerup, Denmark
DK 2750
Tel: +45 44 66 2466
www.ciber.dk

CIBER Finland
Vaisalantie 4
Falcon Hali
Espoo, Finland 02130
Tel: +358 20 7290700
www.ciber.fi

CIBER Germany (Heidelberg)
Alte Eppelheimer Str. 8
Heidelberg
Germany 69115
Tel: +49 6221 4502 0
www.ciber.de

CIBER Germany (Cologne)
Waltherstraße 49-51
Cologne
Germany 51069
Tel: +49 2218 3066 31
www.ciber.de

CIBER Netherlands (Eindhoven)
Meerkollaan 15
Eindhoven
Netherlands 5613 BS
Tel: +31 40 232 9090
www.ciber.nl

CIBER Netherlands (Nieuwegein)
Archimedesbaan 16
Nieuwegein
Netherlands 3439 ME
Tel: +31 30 608 5080
www.ciber.nl

CIBER Netherlands (Den Bosch)
Burgemeester Burgerslaan 40b
Den Bosch
Netherlands 5245 NH
Tel: +31 73 522 1616
www.ciber.nl

TopContracts BV (Amsterdam)
Kingsfordweg 151
Teleport Towers
1043 GR Amsterdam
Tel: +31 20 491 9576
www.topcontracts.nl

CIBER Norway
Stortorvet 10
Postboks 417 Sentrum
Oslo, Norway N-0103
Tel: +47 22 34 8000
www.ciber.no

CIBER Russia (St. Petersburg)
ul. Detskaya, 5A
Saint Petersburg, Russia 199026
Tel: +7 812 334 7670
www.ciber.ru

CIBER Russia (Moscow)
Derbenevskaya Naberezhnaya 11
Building B, Office 225
Moscow, Russia 114115
Tel: +7 (495) 6459749
www.ciber.ru

CIBER Offilog (Barcelona)
c/ Josep Plá, nº 2
Edificio B3, planta 12
Barcelona, Spain 08019
Tel: +34 93 225 7430
www.ciber.es

CIBER Offilog (Madrid)
Edif Alfredo Mahou, 3° B
Pza. Manuel Gomez nº 2, Zona AZCA
Madrid, Spain 28020
Tel: +34 91 417 7484
www.ciber.es

CIBER Offilog (Zaragoza)
Paseo Independencia
8 dupl. 2° izquierda
Zaragoza, Spain 50004
Tel: +34 97 679 4362
www.ciber.es

CIBER Sweden (Göteborg)
Lilla Bommen 6
Göteborg
Sweden 411 04
Tel: +46 8 506 111 00
www.ciber.se

CIBER Sweden (Malmö)
Stortorget 4
Malmö
Sweden 211 34
Tel: +46 8 506 111 00
www.ciber.se

CIBER Sweden (Stockholm)
Drottninggatan 25
Stockholm
Sweden 111 51
Tel: +46 8 506 111 00
www.ciber.se

CIBER Sweden (Sundsvall)
Nya Hamngatan 12
Sundsvall
Sweden 852 29
Tel: +46 8 506 111 00
www.ciber.se

CIBER UK (Harefield)
Salamander Quay West, Park Lane
Harefield, Middlesex, UK
UB9 6NZ
Tel: +44 1895 829 100
www.ciber.co.uk

CIBER UK (Hinckley)
No 2 Watling Drive
Sketchley Meadows Business Park
Hinckley, Leicestershire
UK LE10 3EY
Tel: +44 870 000 0204
www.ciber.co.uk

CIBER UK (Leicester)
1 Smith Way, Grove Park
Enderby, Leicester
Leicesterhire, UK LE19 1SX
Tel: +44 870 000 0204
www.ciber.co.uk

CIBER UK (Oxford)
1 Kingston Business Park
Kingston Bagpuize
Abingdon
Oxfordshire, UK OX13 5FE
Tel: +44 870 000 0204
www.ciber.uk

ASIA

CIBER China
Unit A, 21/F Century Ba-Shi Bldg.
398 Huai Hai Road
Shanghai, China 200020
Tel: +86 21 6387 5003
www.ciber.cn

CIBER India (Bangalore)
IBC Knowledge Park
4/1 Bannerghatta Rd.
Tower D, 5th Floor
Bangalore, India 560 029
Tel: +91 806 699 0500
www.ciber.in

CIBER India (Chennai)
2nd floor, ALTIUS
Olympia Technology Park
1 - SIDCO Industrial Estate, Guindy
Chennai, Tamil Nadu 600 032
Tel: +91 442 452 0816
www.ciber.in

PACIFIC

CIBER Australia (Sydney)
Level 2, 201 Miller St
North Sydney, Australia NSW 2060
Tel: +61 2 8920 0887
www.ciber.com.au

CIBER Australia (Melbourne)
Level 5, 11 Queens Road
Melbourne, Australia VIC 3004
Tel: +61 3 8530 7060
www.ciber.com.au

CIBER New Zealand
Level 4, Massey Uni House
67-69 Symonds St.
Auckland, NZ 1010
Tel: +64 9 968 2935
www.ciber.co.nz

ciber Additional Information

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our current Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shmtl or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

CIBER is pleased to offer online investor services. Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more.

To enroll for online "delivery" next year, visit http://enroll.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an e-mail alert that the materials are ready to be viewed online. This e-mail will also provide instructions on how to vote your shares online. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report sent to Stockholders in the mail. Thank you.

Annual Meeting
The Annual Meeting of Shareholders will be held at 9:00 A.M. Mountain Time on May 4, 2009, via the Internet only at www.ciber.com/cbr/annualmeeting.

Transfer Agent
Wells Fargo
St. Paul, Minnesota

Auditors
Ernst & Young LLP
Denver, Colorado

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.

CIBER's annual CEO certification was filed with the NYSE in March 2009. In addition, CIBER has filed the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to the Company's annual report on Form 10-K filed with the Securities and Exchange Commission in 2009.

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